SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

Commission File Number 0-18760

Unilens Vision Inc.

(Translation of Registrant’s Name Into English)

1780-400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Unaudited Interim Financial Statements of

UNILENS VISION INC.

At March 31, 2009 and for the

Three and nine months ended March 31, 2009 and 2008

Report date – May 18, 2009

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders

Unilens Vision Inc.

Largo, Florida

We have reviewed the accompanying consolidated balance sheet of Unilens Vision Inc. as of March 31, 2009 and the related consolidated statements of operations and changes in accumulated deficit, and cash flows for the three and nine-month periods ended March 31, 2009 and 2008. These consolidated financial statements are the responsibility of the management of Unilens Vision Inc.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Unilens Vision Inc. as of June 30, 2008 and the related consolidated statements of operations, stockholders’ equity, and cash flows for the year then ended (not presented herein); and in our report dated September 23, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of June 30, 2008 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Pender Newkirk & Company LLP

Certified Public Accountants

Tampa, Florida

May 18, 2009

UNILENS VISION INC.

CONSOLIDATED BALANCE SHEETS

March 31, 2009 (Unaudited) and June 30, 2008

(Expressed in U.S. Dollars)

	March 31, 2009	June 30, 2008
ASSETS
Current
Cash and cash equivalents	$924,735	$1,603,476
Certificate of deposit	250,000	—
Accounts receivable, net of allowance of $303,828 and $310,155 at March 31, 2009 and June 30, 2008, respectively	879,999	897,842
Royalties and other receivables	739,805	748,065
Inventories (Note 4)	947,145	936,355
Prepaid expenses	66,655	38,585
Deferred tax asset – current	829,137	1,360,400

Total current assets	4,637,476	5,584,723

Property, plant, and equipment, net of accumulated depreciation of $5,534,545 and $5,396,430	382,844	381,522

Other assets	75,969	111,483

Deferred tax asset	433,100	706,400

Total assets	$5,529,389	$6,784,128

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Accounts payable	$437,637	$497,501
Accrued wages and employee benefits	340,716	341,288
Deferred income	188,575	60,713
Other accrued liabilities	57,513	57,932

Total current liabilities	1,024,441	957,434

Total liabilities	1,024,441	957,434

Stockholders’ equity
Capital stock
Preference “A” shares, par value $10 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Preference “B” shares, par value $50 Cdn. Per share; 100,000,000 shares authorized; no shares issued and outstanding	—	—
Common shares, no par value; 100,000,000 shares authorized; shares issued and outstanding 4,550,715 and 4,550,715	27,627,581	27,627,581
Additional paid-in capital	8,970	8,970
Deficit	(23,131,603)	(21,809,857)

Total stockholders’ equity	4,504,948	5,826,694

Total liabilities and stockholders’ equity	$5,529,389	$6,784,128

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND CHANGES IN ACCUMULATED DEFICIT

(Unaudited)

For Three and Nine Months Ended March 31, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Nine Months Ended March 31, 2009	Nine Months Ended March 31, 2008
Sales	$1,701,043	$1,668,397	$4,992,811	$4,854,119
Cost of sales	943,931	964,952	2,752,561	2,754,802

Gross profit	757,112	703,445	2,240,250	2,099,317

Expenses:
Administration	311,909	306,356	982,712	984,890
Research and development	21,451	33,287	62,021	93,206
Sales and marketing	397,733	366,398	1,161,662	1,098,087

	731,093	706,041	2,206,395	2,176,183

Income (loss) from operations	26,019	(2,596)	33,855	(76,866)

Other items:
Royalty income	734,249	628,993	2,114,215	1,888,641
Other (expense) income	(12,917)	1,845	(19,406)	(47,071)
Remeasurement (expense) income	(2,479)	(1,044)	(11,463)	1,968
Interest income	377	3,995	3,024	23,279

	719,230	633,789	2,086,370	1,866,817

Income before income tax expense	745,249	631,193	2,120,225	1,789,951
Net income tax expense	298,399	262,463	848,063	668,010

Net income for the period	446,850	368,730	1,272,162	1,121,941
Deficit, beginning of period	(23,168,888)	(21,868,109)	(21,809,857)	(20,436,977)
Dividends paid	(409,565)	(409,564)	(2,593,908)	(2,593,907)

Deficit, end of period	$(23,131,603)	$(21,908,943)	$(23,131,603)	$(21,908,943)

Net income per common share:
Basic	$0.10	$0.08	$0.28	$0.25

Diluted	$0.10	$0.08	$0.28	$0.25

Weighted average number of common shares outstanding during the period:
Basic	4,550,715	4,550,715	4,550,715	4,545,415
Effect of dilutive options	4,963	7,135	5,710	7,669

Diluted	4,555,678	4,557,850	4,556,425	4,553,084

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

For Three and Nine Months Ended March 31, 2009 and 2008

(Expressed in U.S. Dollars)

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Nine Months Ended March 31, 2009	Nine Months Ended March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	$446,850	$368,730	$1,272,162	$1,121,941
Items not affecting cash:
Depreciation and amortization	44,417	47,829	138,116	141,232
Deferred tax expense	284,399	250,462	804,563	629,010
Remeasurement loss (gain)	2,479	1,044	11,463	(1,968)
Change in non-cash working capital items (Note 5)	182,574	225,347	29,470	(41,557)

Net cash provided by operating activities	960,719	893,412	2,255,774	1,848,658

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of certificate of deposit	(250,000)	—	(250,000)	—
Purchase of property, plant and equipment and other assets	(14,083)	(33,699)	(79,144)	(63,458)

Net cash used in investing activities	(264,083)	(33,699)	(329,144)	(63,458)

CASH FLOWS FROM FINANCING ACTIVITIES
Common stock issued for cash from exercise of stock options	—	—	—	30,771
Common stock dividends paid	(409,565)	(409,564)	(2,593,908)	(2,593,907)

Net cash used in financing activities	(409,565)	(409,564)	(2,593,908)	(2,563,136)

Change in cash and cash equivalents during the period	287,071	450,149	(667,278)	(777,936)
Effect of exchange rate changes on cash and cash equivalents	(2,479)	(1,044)	(11,463)	1,968
Cash and cash equivalents, beginning of period	640,143	736,639	1,603,476	1,961,712

Cash and cash equivalents, end of period	$924,735	$1,185,744	$924,735	$1,185,744

Cash paid during the period for interest	$—	$—	$—	$—

Cash paid during the period for income taxes	$14,000	$12,000	$43,500	$39,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

The accompanying consolidated financial statements (the “Financial Statements”) for the interim periods ended March 31, 2009 and 2008 (the “Interim Period”) are i) prepared on the basis of accounting principles generally accepted in the United States, ii) conform in all material respects with accounting principles generally accepted in Canada, and iii) are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations, and changes in financial results of the Interim Period. The Financial Statements are not necessarily indicative of the results to be expected for the full year. The Financial Statements do not contain the detail or footnote disclosure concerning accounting policies and other matters, which would be included in full year financial statements, and therefore should be read in conjunction with the Company’s audited financial statements for the year ended June 30, 2008. Additional information concerning the Company is contained in the Management Discussion and Analysis filed with this interim report.

1.	CAPITAL STOCK

The common stock of the Company is all of the same class, is voting and entitles the stockholders to receive dividends. In the event of a liquidation, dissolution or winding up, the common stockholders are entitled to receive equal distribution of net assets or any dividends, which may be declared.

The table below shows all Company dividends paid from August 1, 2007.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share
Special	8/1/2007	8/14/2007	8/28/2007	$0.300
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090
Special	8/1/2008	8/14/2008	8/28/2008	$0.300
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090

The amount of future dividends will depend on earnings, cash flow, and all other aspects of our business as determined and declared by the Board of Directors.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

	Nine Months Ended March 31, 2009		Nine Months Ended March 31, 2008
	Number of shares	Amount	Number of shares	Amount
Common shares issued and outstanding
Balance beginning of period	4,550,715	$27,627,581	4,513,215	$27,596,810
Exercise of options for cash	—	—	37,500	30,771
Common stock repurchased	—	—	—	—

Balance end of period	4,550,715	$27,627,581	4,550,715	$27,627,581

2.	STOCK-BASED COMPENSATION AND STOCK

Effective July 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123 (Revised), “Share-Based Payment,” (SFAS 123R), which requires the use of the fair value method of accounting for stock options. The statement was adopted using the modified prospective method of application. Under this method, in addition to reflecting compensation expense for new share-based awards, expense is also recognized to reflect the remaining vesting period of awards that had been included in pro-forma disclosures in prior periods. There was no compensation expense attributable to stock options charged against income for the periods ended March 31, 2009 and 2008 since no options were granted during the periods, and all options outstanding at the beginning of the periods were fully vested.

Stock option plan and stock options

The Company has adopted a stock option plan (the “Stock Option Plan”). The purpose of the Stock Option Plan is to advance the interests of the Company by providing directors, officers, employees and consultants with a financial incentive for the continued improvement in the performance of the Company and encouragement for them to remain with the Company. The term of any option granted under the Stock Option Plan may not exceed 5 years. The exercise price of each option must equal or exceed the market price of the Company’s stock as calculated on the date of grant. In connection with stock options granted to employees and consultants who are normally compensated by the Company in US dollars, the Company has clarified its Stock Option Plan that the exercise price is set in US dollars, based on the exchange rate at the date of grant, as was intended. The maximum number of common shares of the Company reserved for issuance under the Stock Option Plan cannot exceed ten percent of the Company’s issued and outstanding common shares. Options, in general, vest immediately except for options granted to consultants performing investor relations activities, which vest at 25% at the grant date and at 25% at the end of each three-month period thereafter. No more than 5% of the issued and outstanding capital of the Company may be granted to any one individual in any twelve-month period and no more than 2% of the issued and outstanding capital of the Company may be granted to any one consultant in any twelve-month period.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated. The following table, which is presented in US dollars, describes the number and the exercise price of options that have been granted, exercised, or cancelled during the period ended March 31, 2009:

	Number of Options	Weighted Average Exercise Price (1)
Outstanding, beginning of year	17,500	$2.07

Exercised	—	—

Granted
Employees	—	—
Consultants	—	—

Sub-total granted	—	—

Expired/cancelled	—	—

Outstanding, end of period	17,500	$2.07

Options exercisable, end of period	17,500	$2.07

(1)    For the purpose of calculating the weighted average exercise prices in the above table, options exercisable in Canadian dollars have been converted to US dollars based on the exchange rate on the applicable dates.

The weighted-average grant date fair value of stock options granted during the nine months ended March 31, 2009, was $0.00 (no options granted).

There was no cash proceeds, related to options exercised during the nine months ended March 31, 2009, as there were no options exercised.

The following table describes the number of options, exercise price, and expiry date of the share purchase options granted by the Company that were outstanding at March 31, 2009:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US $	2.07	January 4, 2010

The Company uses the Black-Scholes pricing model to estimate the fair value of stock-based awards. The expected volatilities are based on the historical volatility of the Company’s stock price. Historical data is used to estimate option exercises and employee terminations within the valuation model. The expected term of options granted is based on historical exercise patterns of employees and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate for periods within the contractual life of the option is based on the U S Treasury yield curve in effect at the time of the grant. There were no options granted during the three months ended March 31, 2009 and 2008.

3.	INCOME PER COMMON SHARE

Basic income per common share is calculated by dividing the income for the period by the weighted-average number of common shares outstanding during the period.

Diluted income per common share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted income per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

4.	INVENTORIES

	As at March 31, 2009	As at June 30, 2008
Raw materials	$289,435	$320,453
Work in progress	18,498	25,998
Finished goods	683,947	1,005,632

	991,880	1,352,083
Less allowance for obsolescence	44,735	415,728

	$947,145	$936,355

During the three months ended March 31, 2009, the Company wrote-off approximately $300,000 of fully reserved obsolete inventory.

5.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Nine Months Ended March 31, 2009	Nine Months Ended March 31, 2008
Cash provided by (used in):
Accounts and royalties and other receivables	$(52,821)	$(17,417)	$26,103	$67,489
Inventories	3,481	26,893	(10,791)	(34,546)
Prepaid expenses and other assets	12,104	16,828	(52,850)	(17,812)
Accounts payable and accrued liabilities	219,810	199,043	67,008	(56,688)

Change in non-cash working capital items	$182,574	$225,347	$29,470	$(41,557)

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

6.	SEGMENTED INFORMATION

Substantially all of the Company’s assets are located in the United States. The Company currently conducts substantially all of its operations in the United States in one business segment. Revenue consists of the following lens categories for the three and nine months ended March 31:

	Three Months Ended March 31, 2009	Three Months Ended March 31, 2008	Nine Months Ended March 31, 2009	Nine Months Ended March 31, 2008
Disposable lenses	$1,032,553	$929,483	$2,948,295	$2,650,484
Conventional soft lenses	276,318	267,748	859,352	864,965
Gas permeable lenses	116,898	109,905	353,414	380,777
Replacement and other lenses	275,274	361,261	831,750	957,893

Total sales	$1,701,043	$1,668,397	$4,992,811	$4,854,119

7.	LINE OF CREDIT

The Company has a line of credit of $1,500,000 with interest rate terms of LIBOR plus 1.5 percent. This line of credit is collateralized by all assets of Unilens Corp. USA, excluding, a Royalty Agreement with Bausch & Lomb. Under this credit agreement, the Company is required to meet certain customary financial covenants. The Company is in compliance with the financial covenants and did not have any outstanding balances under this line of credit during the periods ended March 31, 2009.

8.	CERTIFICATE OF DEPOSIT

In February 2009, the Company invested in a 9-month risk free FDIC insured certificate of deposit with its primary bank. With the risk free certificate of deposit, after the first six days of the account term, any early withdrawal fee is waived when the amount withdrawn is reinvested in any deposit account of the primary bank.

9.	RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 157 (“SFAS 157”), “Fair Value Measurements.” SFAS 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability. Additionally, it establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company adopted SFAS 157 as of July 1, 2008 and there were no material impacts on their financial position, results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 provides the option to report certain financial assets and liabilities at fair value, with the intent to mitigate volatility in financial reporting that can occur when related assets and liabilities are recorded on different bases. SFAS 159 also amends SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities,” by providing the option to record unrealized gains and losses on held-for-sale and held-to-maturity securities currently. The effective date of FAS 159 is for fiscal years beginning after November 15, 2007. The Company has adopted SFAS 159 as of July 1, 2008 and there were no material impacts on their financial position, results of operations or cash flows.

In December 2007, the FASB issued SFAS No. 141R (“SFAS 141R”), “Business Combinations” which replaces SFAS No. 141 “Business Combinations”. SFAS 141R establishes principals and requirements for

UNILENS VISION INC.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Unaudited)

March 31, 2009

(Expressed in U.S. Dollars)

determining how an enterprise recognizes and measures the fair value of certain assets and liabilities acquired in a business combination, including noncontrolling interests, contingent consideration and certain acquire contingencies. SFAS 141R also requires acquisition-related transaction expenses and restructuring costs be expensed as incurred rather than capitalized as a component of the business combination. SFAS 141R will be applicable to the Company prospectively to business combinations for which the acquisition date is on or after July 1, 2009. SFAS 141R would have an impact on accounting for any business acquired after the effective date of this pronouncement.

In December 2007, the FASB issued SFAS No. 160 (“SFAS 160”), “Noncontrolling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51.” SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary (previously referred to as a minority interest). SFAS No. 160 also requires that a retained noncontrolling interest upon the deconsolidation of a subsidiary be initially measured at its fair value. Upon adoption of SFAS No. 160, the Company would be required to report any noncontrolling interests as a separate component of shareholder’s equity. The Company would also be required to present any net income allocable to noncontrolling interests and net income allocable to the shareholders of the Company separately in its consolidated statement of operations. SFAS No. 160 is effective for the Company on July 1, 2009. SFAS No. 160 requires retroactive adoption of the presentation and disclosure requirements for existing minority interests. All other requirements of SFAS No. 160 shall be applied prospectively. SFAS No. 160 would have an impact on the presentation and disclosure of the noncontrolling interest of any non-wholly owned business acquired in the future.

Other recent pronouncements issued by the FASB, the AICPA, and the SEC did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

Form 52-109FV2

Certification of interim filings – venture issuer basic certificate

I, Michael J. Pecora, Chief Executive Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2009

Signature:	/s/ Michael J. Pecora
Michael J. Pecora, Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Form 52-109FV2

Certification of interim filings – venture issuer basic certificate

I, Leonard F. Barker, Chief Financial Officer of Unilens Vision Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the interim filings) of Unilens Vision Inc. (the issuer) for the interim period ending March 31, 2009.

2.	No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain and untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in the light of the circumstances under which it was made, for the period covered by the interim filings.

3.	Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly presented in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: May 26, 2009

Signature:	/s/ Leonard F. Barker
Leonard F. Barker, Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under the National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Fillings (NI 52-109), this Venture Issuer Basic Certificate does not include representations relation to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making and representation relating to the establishment and maintenance of:

(i)	Controls and other procedure designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

FORM 51-102F1

UNILENS VISION INC.

MANAGEMENT DISCUSSION & ANALYSIS – March 31, 2009

The following management discussion and analysis (“MDA”) provides information on the activities of Unilens Vision Inc. As used in this MDA, unless the context otherwise requires, “we”, “us”, “our”, the “Company” or “Unilens” refers to Unilens Vision Inc. and its subsidiaries and should be read in conjunction with the annual financial statements and notes thereto for the year ended June 30, 2008 (the “Financial Statements”). The Financial Statements have been prepared in United States dollars and in conformity with United States generally accepted accounting principles (“US GAAP”). Unless otherwise indicated, all dollar amounts disclosed in this MDA are expressed in United States Dollars. Readers are cautioned that management’s discussion and analysis contains forward-looking statements and that actual events may vary from management’s expectations.

Description of Business and Report Date

Our lens business is broken down into the following four categories: (i) disposable lenses; (ii) conventional soft lenses; (iii) gas permeable lenses; and (iv) replacement and other lenses. Our disposable lenses line consists of the C-Vue®, a multifocal cast molded blister-packed box of six lenses sold for frequent replacement. The C-Vue lens is manufactured for us by a third party utilizing one of our patented soft lens designs and is marketed exclusively in the United States to eye care professionals. In February 2006, we launched the C-Vue Aspheric single vision lens, a single vision disposable soft contact lens sold for 2-week replacement. The C-Vue Aspheric single vision lens is manufactured for us by a third party utilizing Wavefront inspired technology. The cast molded C-Vue Aspheric single vision lens is marketed to eye care professionals in a blister-packed box of six lenses. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The C-Vue 1 Day ASV lens is a daily disposable soft contact lens with no required daily cleaning or care required. The lenses may be worn for a day and then just simply thrown away. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. We expect that the C-Vue multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will make up an increasing percentage of our future sales. Our conventional soft lenses line of soft lathe-cut multifocal and toric multifocal products consists of the following: the C-Vue Toric Multifocal, designed for patients with an astigmatism that require bifocal correction; the Unilens™, a aspheric multifocal contact lens; the SoftSite™, a highadd multifocal contact lens; the SimulVue™, a simultaneous vision bifocal contact lens with the capabilities for correcting advanced presbyopia; the Unilens EMA, a visibility tinted multifocal contact lens available in planned replacement modality; and the C-Vue 55, a highadd multifocal contact lens manufactured in a comfortable high-water content material. Our gas permeable lens line of products consist of the following: the Unilens GP™, a multifocal contact lens intended for patients with astigmatism who need low to moderate presbyopic correction; the Unilens GP Plus™, designed to accommodate wearers requiring higher presbyopic correction; the C-Vue GP, a front aspheric design incorporating the C-Vue design technology and from our newly acquired Aero Contact Lens brands the V/X multifocal, the Aspirations multifocal and the R-2000 Keratoconus lens. Our replacement and other lenses line of business primarily consists of the Sof-Form and LifeStyle brand of toric multifocal, toric and spherical daily, and extended wear lenses marketed under the Lombart brand; the UniVision, an aspheric low vision lens; and the Aquaflex and SoftCon spherical daily and extended wear brand of lenses acquired from CIBA Vision. Our lens products are marketed, as a family of vision correction products that can serve the majority of the population’s vision correction needs.

We license, manufacture, distribute and market specialty optical products using proprietary design and manufacturing technology from our manufacturing, distribution, and administrative facility in Largo, Florida. Our products are sold primarily in the United States through inside sales representatives and independent sales brokers, and a network of distributors. In mid 2001, we entered into an exclusive worldwide license agreement with Bausch and Lomb for our key multifocal technology. Under the terms of the agreement, Bausch and Lomb will pay us a royalty ranging from two to five percent of their sales of products utilizing the technology.

The following MDA is for the quarter ended March 31, 2009 (the “Current Quarter”) and includes relevant information up to May 26, 2009 (the “Report Date”).

Overall Performance

Revenue derived from our disposable lens segment including our C-Vue disposable multifocal, continues to increase, and accounts for approximately 61% of our Current Quarter revenue. Revenue derived from our conventional lens segment, helped by sales growth in our C-Vue Toric multifocal lenses, showed a small increase even with the overall market trend shift from conventional lenses to disposable lens modalities, due to the customized nature of some of our lens designs. We experienced small sales growth in our gas permeable product segment, due to sluggish replacement refits during the quarter, offset by additional sales from our recently acquired Aero Contact Lens brands, which added approximately 21% to our gas permeable segment sales change. Royalty income from the license of our key technologies, is a major component of our profitability, and continues to grow. During the Current Quarter we remained debt free, and paid a total of $409,565 in regular quarterly common stock dividends.

Sales for the Current Quarter increased by 2.0% to $1.701 million, compared to $1.668 million for the quarter ended March 31, 2008 (the “Prior Quarter”). The increase was primarily due to revenue growth in the sales of the C-Vue disposable multifocal, offset by the expected decline in some of our other replacement soft lathe-cut product lines that are nearing the end of their life cycle. Income before income taxes for the Current Quarter increased by $114 thousand to $745 thousand from $631 thousand in the Prior Quarter, primarily resulting from the increase in royalty income and the improvement in income from operations in the Current Quarter. Income from operations in the Current Quarter improved by $29 thousand as compared to the Prior Quarter primarily due to higher gross margin dollars and lower expense ratios. As of March 31, 2009 we had positive working capital of $3.6 million, which represents a decrease of $1.0 million compared to fiscal year 2008. The decrease in working capital was principally due to a decrease in cash primarily from the payment of cash dividends that were offset by increases in inventory and current tax assets.

At the end of the Current Quarter we had stockholders’ equity of $4.5 million representing a decrease of $1.3 million compared to fiscal year 2008. The decrease in stockholders’ equity was primarily from income before income taxes of $2.1 million (primarily from royalty income) net of income taxes of $0.8 million, offset by cash dividend payments totaling $2.6 million.

Selected Annual Information

The following table sets out selected financial information for Unilens Vision Inc., which has been derived from our audited financial statements for the fiscal years ended June 30, 2008, 2007, and 2006. These financial statements were prepared in accordance with accounting principles generally accepted in the United States and are in United States dollars.

For the year ended June 30	2008 ($)	2007 ($)	2006 ($)
Income Statement Data
Revenues	6,665,566	6,370,930	6,110,040
Income from operations	24,818	14,785	53,359

Income before tax expense	2,636,652	2,179,742	2,018,040
Income for the year	1,630,592	1,309,961	1,596,830

Income per common share outstanding – basic and diluted:
Income for the year
Basic	0.36	0.29	0.37
Diluted	0.36	0.29	0.35

Dividends	3,003,472	2,134,552	—

As of June 30	2008 ($)	2007 ($)	2006 ($)
Balance Sheet Data
Total assets	6,784,128	7,987,808	8,969,222
Working capital	4,627,289	4,949,732	4,747,777
Long-term liabilities	—	—	—
Total liabilities	957,434	819,005	997,010
Capital stock	27,627,581	27,596,810	27,575,628
Stockholders’ equity	5,826,694	7,168,803	7,972,212

Factors That Affect the Comparability of the Annual Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing the technology. We began receiving royalty payments in February of 2003 and recorded royalty income totaling $2,629,123, $2,190,428, and $1,932,942 for the 2008, 2007 and 2006 Fiscal Years, respectively.

In the 2006 Fiscal Year we recorded net income tax expense of $421,210. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the 2007 Fiscal Year we recorded net income tax expense of $869,781. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

In the 2008 Fiscal Year we recorded net income tax expense of $1,006,060. The income tax expense is the result of a reduction in the deferred income tax asset due to offsetting the current years taxable income with the recognition of income tax loss carryforwards.

Capital Shares and Options

As at the Report date, the Company had the following:

Capital Shares

Authorized Common Shares:	100,000,000 common shares with no par value
Issued Common Shares:	4,550,715 common shares
Shares in escrow	None

Authorized Preference “A” Shares:	100,000,000 Preference “A” shares at par value Cdn.$10 each
Issued Preference “A” Shares:	None
Shares in escrow	None

Authorized Preference “B” Shares:	100,000,000 Preference “B” shares at par value Cdn.$50 each
Issued Preference “B” Shares:	None
Shares in escrow	None

Convertible Securities

None

Dividends

On August 1, 2006 the Board of Directors declared the Company’s first special cash dividend. The Company also stated its plan to begin paying a regular quarterly dividend. Beginning on November 1, 2006 the Board of Directors declared its initial quarterly cash dividend. The table below shows all Company dividends paid from inception.

Type of Dividend	Date Declared	Record Date	Date Paid	Amount Paid Per Share	Gross Disbursements Paid
Special	8/1/2006	8/14/2006	8/28/2006	$0.250	$1,120,954
Quarterly	11/1/2006	11/14/2006	11/28/2006	$0.075	$336,616
Quarterly	2/1/2007	2/14/2007	2/28/2007	$0.075	$338,491
Quarterly	5/1/2007	5/14/2007	5/25/2007	$0.075	$338,491
Special	8/1/2007	8/14/2007	8/28/2007	$0.300	$1,365,215
Quarterly	8/1/2007	8/14/2007	8/28/2007	$0.090	$409,564
Quarterly	11/1/2007	11/14/2007	11/28/2007	$0.090	$409,564
Quarterly	2/1/2008	2/14/2008	2/28/2008	$0.090	$409,564
Quarterly	5/1/2008	5/14/2008	5/28/2008	$0.090	$409,564
Special	8/1/2008	8/14/2008	8/28/2008	$0.300	$1,365,215
Quarterly	8/1/2008	8/14/2008	8/28/2008	$0.090	$409,564
Quarterly	11/3/2008	11/14/2008	11/28/2008	$0.090	$409,564
Quarterly	2/2/2009	2/13/2009	2/27/2009	$0.090	$409,565
Quarterly	5/1/2009	5/14/2009	5/28/2009	$0.090	$409,564

Options

The following table shows the number of options, vested options, exercise price and expiry date of the share purchase options granted by the Company that were outstanding as of the report date:

Number of Options	Vested	Exercise Price		Expiry Date
17,500	17,500	US$	2.07	January 4, 2010

At the Annual General Meeting of Shareholders held on February 27, 2006, the shareholders voted against the proposal to approve the Unilens’ Incentive Stock Option Plan-2006, and therefore failed to extend the stock option plan, which is currently terminated.

The Unilens Vision Incentive Stock Option Plan allows for the issuance of common share purchase options of up to 10% of the issued and outstanding common shares to directors, employees, and consultants. The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the directors in accordance with the policies of the TSX Venture Exchange.

Common shares issued by the Company during the Current Quarter ending March 31, 2009 – None

Options granted by the Company during the Current Quarter ending March 31, 2009 – None

Shares in escrow or subject to pooling as at March 31, 2009 – None

Results of Operations

Current Quarter

During the three months ended March 31, 2009 (the “Current Quarter”) we earned income before tax of $745,249 compared to income before tax of $631,193 for the three months ended March 31, 2008 (the “Prior Quarter”). The increase in income before tax during the Current Quarter of $114,056 as compared to the Prior Quarter, was primarily due to (i) an increase in gross margin of $53,667, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $105,256 to $734,249 in the Current Quarter as compared to $628,993 in the Prior Quarter, (iii) an increase in expenses of $25,052 as described below, and (iv) a decrease in other items including interest income and other income of $19,815. After recording income tax expense of $298,399, we had net income of $446,850 or $0.10 per diluted share for the Current Quarter. In comparison, in the Prior Quarter we had net income of $368,730 or $0.08 per diluted share after recording an income tax expense of $262,463.

Sales during the Current Quarter were $1,701,043, an increase of $32,646 (2.0%), as compared to sales of $1,668,397 during the Prior Quarter. The disposable lens category increased by 11.1% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category increased 3.2% due to an increase in our C-Vue toric multifocal product line offset by decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category increased, by 6.4%, due to a continued overall decline in gas permeable fits in the contact lens industry offset by additional sales from our newly acquired Aero Contact Lens brands, which added approximately 21% to our gas permeable segment sales change. The replacement lens category decreased by 23.8% with growth in our C-Vue custom toric lens, offset by the expected decline in product lines that are nearing the end of their life cycle and less low vision product line sales to our exclusive distributor in the Current Quarter. Gross margin increased to 44.5% in the Current Quarter compared to 42.2% in the Prior Quarter due primarily to sales mix increases in higher margin products during the Current Quarter.

The increase in expenses during the Current Quarter, as compared to the Prior Quarter, was due to decreases in research and development expenses, offset by increases in administration and sales and marketing expenses. As a percentage of sales, total Current Quarter expenses increased from 42.3% to 43.0%. Research and development expenses decreased $11,836 due primarily to lower consulting services. Administration expenses increased $5,553 due to lower rental and consulting expenses offset by higher payroll and payroll related benefits during the Current Quarter. Sales and marketing expenses increased $31,335 primarily due to higher advertising spending and by higher payroll from increased sales and related payroll benefits.

During the Current Quarter we recorded income tax expense of $298,399 compared to income tax expense in the Prior Quarter of $262,463. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The effective tax rate for the Current Quarter was 40.0% compared to 41.6% in the Prior Quarter.

Current Year

During the nine months ended March 31, 2009 (the “Current Year”) we earned income before tax of $2,120,225 compared to income before tax of $1,789,951 for the nine months ended March 31, 2008 (the “Prior Year”). The increase in income before tax during the Current Year of $330,274 as compared to the Prior Year, was primarily due to (i) an increase in gross margin of $140,933, (ii) an increase in royalty income under the license agreement with Bausch & Lomb of $225,574 to $2,114,215 in the Current Year as compared to $1,888,641 in the Prior Year, (iii) an increase in expenses of $30,212 as described below, and (iv) a decrease in other items including interest income and other income of $6,021. After recording income tax expense of $848,063, we had net income of $1,272,162 or $0.28 per diluted share for the Current Year. In comparison, in the Prior Year we had net income of $1,121,941 or $0.25 per diluted share after recording income tax expense of $668,010.

Sales during the Current Year were $4,992,811, an increase of $138,692 (2.9%), as compared to sales of $4,854,119 during the Prior Year. The disposable lens category increased by 11.2% due to continued sales growth of our best selling lens, the C-Vue disposable multifocal. Our conventional soft lens category decreased 0.6% due to a sales dollar increase in our C-Vue toric multifocal product line offset with decreases in some of our older product lines that are nearing the end of their life cycle. Our gas permeable lens category decreased, by 7.2%, due to a continued overall decline in gas permeable fits in the contact lens industry offset by additional sales from our newly acquired Aero Contact Lens brands, which added approximately 6% to the sales change. The replacement lens category decreased by 13.2%. We had some growth in our C-Vue custom toric lens product lines, which was offset by the expected decline in product lines that are nearing the end of their life cycle and less low vision product lines sales. Gross margin increased to 44.9% in the Current Year compared to 43.2% in the Prior Year due primarily to sales increases in higher margin products.

Total expenses during the Current Year increased by $30,212 or 1.4% primarily due to a decrease in research and development and administration expenses, offset by an increase in sales and marketing expenses. As a percentage of sales, total Current Year expenses decreased from 44.8% to 44.2% Research and development expenses decreased $31,185 due primarily to lower consulting services. Administration expenses decreased $2,178 due to lower rental and consulting expenses offset by higher payroll and payroll related benefits during the Current Year. Sales and marketing expenses increased $63,575 primarily due to higher advertising and promotional spending and higher payroll from increased sales and related payroll benefits.

During the Current Year we recorded income tax expense of $848,063 compared to income tax expense in the Prior Year of $668,010. We record income tax at the statutory rates, but currently only pay alternative minimum tax of approximately 2% due to the utilization of tax loss carry-forwards. The increase in income tax expense is the result of higher income before tax in the Current Year compared to the Prior Year and a higher effective tax rate. The effective tax rate for the Current Year was 40.0% compared to 37.3% in the Prior Year. The lower effective tax rate recorded in the Prior Year was due to a $44,422 one-time favorable tax adjustment in the Prior Year second quarter.

Seasonality

The results of operations for the Current Quarter are not necessarily indicative of the results for the entire fiscal year. While our sales are not substantially subject to seasonality, sales during the quarter ending December 31 historically are normally lower than other quarters due to a decrease in patient visits to eye care professionals during the Christmas holiday season

Summary of Quarterly Results

Results for the eight most recent quarters ending with the Current Quarter are:

	For the Three Months Ending (Unaudited)
	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Income Statement Data
Total revenues	1,701,043	1,530,242	1,761,526	1,811,447	1,668,397	1,512,361	1,673,361	1,693,572
Operating income (loss) for the quarter	26,019	(46,597)	54,433	101,684	(2,596)	(88,282)	14,012	93,748
Income (loss) before tax expense	745,249	606,717	768,259	846,701	631,193	542,257	616,501	670,471
Income for the period	446,850	358,945	466,367	508,651	368,730	375,915	377,296	406,264

Income per common share outstanding – basic and diluted
Net income per common share for the period
Basic	0.10	0.08	0.10	0.11	0.08	0.08	0.08	0.09
Diluted	0.10	0.08	0.10	0.11	0.08	0.08	0.08	0.09

The financial data presented above is derived from the Company’s financial statements and is prepared in conformity with accounting principles generally accepted in the United States and in United States dollars.

Factors That Affect the Comparability of the Quarterly Financial Data Disclosed Above

On October 25, 2001 we licensed the exclusive worldwide rights for one of our patented soft multifocal contact lens designs to Bausch and Lomb. Under the terms of the agreement we will receive a royalty payment ranging from two to five percent of Bausch and Lomb’s product sales utilizing our technology. During the quarter ending June 30, 2006, the contractual royalty rate received on Bausch and Lomb product sales utilizing this technology decreased 14%. The next contractual decrease will occur in the quarter ending December 2016. The quarterly results include royalty income as follows in the table below:

	For the Three Months Ending
	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	June 30, 2008	Mar 31, 2008	Dec 31, 2007	Sep 30, 2007	June 30, 2007
	($)	($)	($)	($)	($)	($)	($)	($)
Royalty income	734,249	666,569	713,397	740,482	628,993	646,849	612,799	630,932

In the quarter ending June 30, 2007 we recorded approximately $0.05 million in income tax expense that resulted from the recognition of deferred tax assets expected to be realized in the future, which was offset by a reduction in the deferred income tax asset during the quarter.

In the quarter ending June 30, 2008 we recorded approximately $ .06 million in income tax expense that resulted from the change in deferred tax assets expected to be realized in the future, which was offset by an increase in the deferred income tax asset during the quarter.

Liquidity and Capital Resources

Current Quarter

As of March 31, 2009, the Company had working capital of $3,613,035 representing a decrease of $10,401 from our working capital at December 31, 2008. During the Current Quarter, we generated $960,719 positive cash from operations representing an increase of $67,307 from $893,412 generated during the Prior Quarter. Total capital additions and cash used during the Current Quarter for the purchase of capital additions was $14,083, a decrease of $19,616 from the Prior Quarter.

Current Year

As of March 31, 2009, the Company had working capital of $3,613,035 representing a decrease of $1,014,254 from our working capital at June 30, 2008. The decrease in working capital was principally due to a decrease in cash from the payment of cash dividends totaling $2,593,908 and current tax assets that were offset by increases in inventory. During the Current Year, we generated $2,255,774 positive cash from operations representing an increase of $407,116 from $1,848,658 generated during the Prior Year. Total capital additions were $139,438 and we used cash of $79,144 during the Current Year for the purchase of those capital additions, an increase of $15,686 from the Prior Year.

Trend Information

The conventional soft multifocal contact lens business has been impacted over the past several years by the introduction of molding manufacturing technology, allowing for the mass production of most lens types at a fraction of the cost to lathe lenses. The entrance of these molded lenses has created significant price competition in the marketplace. The reduced cost of the molded lens allows for liberal trial lenses to be provided to eye care professionals for a more productive fitting session and immediate dispensing of lenses. Furthermore, lower manufacturing costs led to the introduction of frequent replacement and disposable lenses, a modality preferred by many consumers. Recognizing this trend, we signed an agreement with a third party in 2002 for the supply of disposal multifocal molded soft contact lenses (C-Vue) utilizing our patented design. The C-Vue brand was launched to eye care professionals in the United States during September of 2002. In February 2006, we announced the launch of the first aspheric, single vision daily wear, two week disposable soft contact lens ever available under the C-Vue brand. The C-Vue Aspheric single vision lens is manufactured by a third party utilizing, Wavefront inspired technology. In May 2008, we launched the all-new C-Vue 1 Day ASV, which is the first aspheric daily disposable contact lens sold under the C-Vue brand. The cast molded C-Vue 1 Day ASV lens is manufactured for us by a third party utilizing Wavefront inspired technology, and is marketed to eye care professionals in blister-packs of 30 and 90 lenses. During the Current Year the Company’s C-Vue disposable products accounted for approximately 59% of sales. The Company expects the sales of the C-Vue brand multifocal, the C-Vue Aspheric single vision and the C-Vue 1 Day ASV lenses will continue to make up an increasing percentage of its future sales.

Risk Factors

A significant portion of the Company’s net income is derived from the Company’s exclusive license of one of its patented multifocal designs to Bausch and Lomb. The Company collects royalties based on Bausch and Lomb’s worldwide net sales of products utilizing the Company’s technology. There can be no assurances that Bausch and Lomb will continue to sell products in the future utilizing the Company’s technology.

The Company entered into a supply agreement with one supplier for the manufacture of its molded C-Vue multifocal lens, which currently accounts for approximately 56% of the Company’s Current Year sales. The agreement is renewable from year to year and is terminable pursuant to customary termination clauses. Although to date the supplier has met the Company’s requirements, there can be no assurances that they will be able to continue to meet their obligations under the current agreement or any renewal of the agreement. Furthermore, there are no assurances that the supplier will meet the Company’s possible future requirements for design or material changes and enhancements. Alternative suppliers for the manufacture of the C-Vue multifocal contact lens have been identified. However, there can be no assurances that an alternate supplier can successfully manufacture the lens to the Company’s specifications, on acceptable terms, or within the constraints of the exclusive license agreement with Bausch and Lomb.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, royalties and other receivables, accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

Outlook

We anticipate continued growth of our C-Vue brand of disposal specialty contact lenses to independent eye care professionals. We believe market demographics favoring specialty contact lenses will continue to drive our revenue and earnings growth.

Other

Investor relations are done internally and consist of responding to inquiries from potential investors and stockholders as well as the dissemination of Company news and information. We have retained the services of Newport Capital Consultants, Inc. (“Newport”) as our broker relations counsel. We pay Newport a monthly consulting fee, and reimburse Newport for pre-approved expenses incurred in providing us services.

Disclosure Controls and Procedures

As at the fiscal quarter ended March 31, 2009, an evaluation was carried out, under the supervision of and with the participation of Company management, including the President and Chief Executive Officer, and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as at March 31, 2009 to provide reasonable assurance that material information relating to the Company would be made known to them by others within the Company.

Changes In Internal Controls

There were no changes in our internal controls over financial reporting during the last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Additional Information

Additional information is available concerning the Company and its operations on SEDAR at www.sedar.com and on our web site at www.unilens.com. Additional financial information concerning the Company is provided in its audited comparative financial statements for the Company’s most recently completed financial year. Copies of this information are available by contacting the Company at 800-446-2020.

Directors and Officers

The Company’s directors and officers as at the Report Date are:

Directors:	Officers:

Alfred W. Vitale	Michael J. Pecora – President & Chief Executive Officer
William D. Baxter	Leonard F. Barker – Chief Financial Officer, Treasurer and Secretary
Nick Bennett
Elizabeth J. Harrison
Michael J. Pecora

Board Approval

The contents of this management discussion and analysis have been approved and its mailing has been authorized by the board of directors of the Company.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ Michael J. Pecora
MICHAEL J. PECORA
PRESIDENT

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)

Date: May 27, 2009	By	/s/ Leonard F. Barker
Name: Leonard F. Barker Title: Chief Financial Officer